Exhibit 21.1

List of Subsidiaries

1.	BriaCell Therapeutics Corp., a Delaware corporation
2.	Sapientia Pharmaceuticals Inc., a Delaware corporation
3.	BriaPro Therapeutics Corp., a British Columbia corporation